UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2012

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page
1.1	KongZhong Corporation Reports Unaudited Fourth Quarter 2011 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: February 21, 2012
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

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KongZhong Corporation Reports Unaudited Fourth Quarter 2011 Financial Results

Beijing, China, February 21st, 2012 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the fourth quarter and full year 2011 financial results.

Fourth Quarter 2011 Financial Highlights:

● Revenues inline with guidance – Total revenues for the fourth quarter of 2011 increased 9% from the fourth quarter of 2010 to US$ 39.28 mn, inline with the Company’s 4Q11 revenue guidance range of US$ 39 mn to US$ 40 mn.

● Gross profit exceeds guidance – Total gross profit was US$ 16.67 mn for 4Q11, exceeding the Company’s 4Q11 guidance range of US$ 15 mn to US$ 16 mn.

● Net income exceeds guidance – Net income in 4Q11 was US$ 5.67 mn, exceeding the Company’s guidance range of US$ 3 mn to US$ 4 mn, a 13% increase compared to net income of US$ 5.01 mn in 4Q10. Basic net income per American Depositary Shares ("ADS") was US$ 0.14.

● Non-GAAP net income exceeds guidance – Non-GAAP net income was US$ 7.47 mn, exceeding the Company’s guidance range of US$ 5.0 mn to US$ 6.0 mn, while Non-GAAP diluted net income per ADS was US$ 0.18 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

● Cash and cash equivalents – As of December 31, 2011, the Company had US$ 154.6 mn in cash and cash equivalents, short term investments and trading securities or US$ 3.76 per ADS in cash and cash equivalents, short term investments and trading securities, compared to US$ 143.7 mn at the end of 3Q11. Cash and cash equivalents exclude US$ 22.19 mn loans to a third party.

Full Year 2011 Financial Highlights:

●	Total revenues were US$ 160.01 million for the full year 2011, or a 7% YoY increase. Of which WVAS revenues were US$ 80.27 mn in 2011 compared to US$ 83.28 mn in 2010 or a 3.6% YoY decrease, mobile games revenues were US$ 40.85 mn in 2011 compared to US$ 49.17 mn in 2010 or a 17% YoY decrease and Internet games were US$ 38.89 mn in 2011 compared to US$ 17.13 mn in 2010 or a 127% YoY increase.
●	Full year gross margin was 40%. Of which WVAS gross margin was 35%, Mobile games gross margin was 37% and Internet games gross margin was 54%.
●	Full year net income (excluding non-cash items) was stable – Net loss in 2011 was US$ 7.65 mn, which includes a US$ 20.26 mn non-cash impairment loss on goodwill and intangible assets. Excluding this impairment loss, net income in 2011 was US$ 12.60 mn, compared to 2010 net income of US$ 11.92 mn.
●	Full year Non-GAAP net income increased – Non-GAAP net income was US$ 25.23 mn, a 10% increase compared to 2010 full year Non-GAAP net income of US$ 22.85 mn

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Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang said, "In 4Q11, the Company achieved record GAAP and Non-GAAP net profit since we arrived at KONG in late 2008 with our strong performance being driven by our diversification into Internet games.

"During the quarter, World of Tanks (“WoT”) continued to drive our Internet games business and we expect WoT’s strong momentum to carry into 2012 as one of the top team-based massively multiplayer online games in the mainland China market.

"We plan to release our self-developed flagship 3D MMORPG game, Kung Fu Hero, to open beta in March and expect Kung Fu Hero to be a significant contributor to our Internet games business in the 2nd quarter of 2012 and beyond.

"To further diversify KONG’s business, we recently announced the acquisition of Noumena and its Handymo smartphone mobile game engine platform to accelerate the development of KONG’s mobile game business in both the China and global smartphone mobile game markets.

"I’m pleased with our 4Q11 performance and believe KONG has strong momentum which will carry our strong 4Q11 performance into 2012."

Subsequent Events:

Noumena Acquisition: On February 15, 2012, KONG announced it has entered into definitive agreements to acquire 100% of Noumena Innovations (BVI) Ltd. ("Noumena") and certain assets from a related entity for a total of US$ 15.0 mn in cash, which is payable over three years from the closing of the transactions, and 40.0 mn ordinary shares (equivalent to 1.0 mn ADS) of the Company, which are subject to a three-year lock-up period. The board of directors of the Company has approved the transactions and the transactions are expected to close in the first quarter of 2012.

Noumena is the developer of Handymo, a cross-platform smartphone mobile game engine. The Handymo game engine, using its proprietary JavaScript-based development environment, supports all major smartphone mobile game platforms, including iOS, Android and HTML5, allowing for more rapid and cost-effective development of smartphone games, including 3D mobile massively multiplayer online (“MMO”) games. By leveraging the Handymo game engine, Noumena has developed a number of successful “freemium” games for the iOS and Android platforms, including 3D Pool Master and Tank Fury HD 3D.

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The Company intends to integrate the Noumena team into its existing mobile game development team (of more than 100 employees) in order to create new smartphone mobile games that will take advantage of the Handymo game engine technologies. The Company believes this new generation of smartphone mobile games will enable it to leverage its existing mobile game distribution channels in China and capture market share in the nascent PRC smartphone mobile games market, separate from the Company's existing featurephone mobile game business. Moreover, the Company believes these new games will also enable it to expand its market presence in the overseas smartphone mobile games market with a focus on the “freemium” mobile games sector of the market.

Financial Results:

	For the Three Months Ended December 31, 2010 (US$ in thousands)	For the Three Months Ended September 30, 2011 (US$ in thousands)	For the Three Months Ended December 31, 2011 (US$ in thousands)
Revenues	$36,009	$38,978	$39,285
WVAS	17,323	20,164	18,442
Mobile Games	12,763	10,003	7,612
Internet Games	5,923	8,811	13,231

Sales Tax	$896	$941	$1,062
WVAS	228	367	272
Mobile Games	195	154	124
Internet Games	473	420	666

Cost of Revenue	$19,157	$24,024	$21,553
WVAS	10,389	13,665	11,276
Mobile Games	8,109	6,229	4,565
Internet Games	659	4,130	5,712

Gross profit	$15,956	$14,013	$16,670
WVAS	6,706	6,132	6,894
Mobile Games	4,459	3,620	2,923
Internet Games	4,791	4,261	6,853

Gross profit ratio	44%	36%	42%
WVAS	39%	30%	37%
Mobile Games	35%	36%	38%
Internet Games	81%	48%	52%

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Revenues

WVAS Revenues

WVAS revenues in 4Q11 were US$ 18.44 mn, a 9% decrease from 3Q11 but a 6.5% increase from the same period of 2010. WVAS revenues were relatively stable compared to prior periods although the WVAS operating environment remains difficult.

WVAS made up 46.9% of total revenues in 4Q11.

Mobile Games Revenues

Total mobile game revenues in 4Q11 were US$ 7.6 mn, a 24% decrease from 3Q11 and a 40% decrease from the same period of 2010. Mobile games continued to underperform our expectations as China Mobile implemented more strict operating policies and continued to adjust its mobile game marketing strategies. We see these difficulties continuing in 1Q12.

However, with the recently announced acquisition of Noumena, the Company will begin new efforts to develop our mobile game business on new, less mobile operator dependent smartphone mobile game platforms.

Revenues from downloadable mobile games made up 96% of total mobile game revenues compared to 97% in 3Q11.

Mobile game revenues made up 19.4% of total revenues in 4Q11.

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Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 13.23 mn in 4Q11, a 50% increase from 3Q11 and a 123% increase compared to 4Q10. Net Game revenues were driven by the continued strong performance of World of Tanks (“WoT”).

Domestic Net game revenues were US$ 12.29 mn, a 58% increase from 3Q11 and a 240% increase from 4Q10 due to the continued growth of WoT community. Overseas Net game revenues were US$ 0.94 mn, a 10% decrease from 3Q11 and a 59% decrease from 4Q10. Total overseas revenues as a percentage of total Net game revenues in 4Q11 were 7% compared to 12% in 3Q11.

For the 4Q11 3-month period, domestic mainland China online game operations achieved average concurrent users (“ACUs”) of 194k and aggregate paying accounts (“APAs”) of 570k with quarterly average revenue per user ("ARPU") of RMB137.

	For the Three Months Ended December 31, 2010	For the Three Months Ended September 30, 2011	For the Three Months Ended December 31, 2011
ACU	81k	157k	194k
APA	120k	450k	570k
ARPU(RMB/Q)	204	111	137

Net game revenues made up 33.7% of total revenues in 4Q11.

Gross Profit

Total gross profit was US$16.67mn in 4Q11, a 19% increase compared to 3Q11 and a 4% increase compared to the same period of 2010. Total gross margin was 42% in 4Q11 and an increase compared to 36% in 3Q11.

WVAS Gross Profit

WVAS gross profit in 4Q11 was US$ 6.89 mn, a 12% increase from 3Q11 and a 3% increase compared to the same period of 2010. 4Q11 WVAS gross margin was 37%.

Mobile Game Gross Profit

Mobile games gross profit in 4Q11 was US$ 2.92 mn, a 19% decrease from 3Q11 and a 34% decrease compared to the same period last year as policies from China Mobile in our mobile game monthly subscription business continued to lead to higher churn and lower profitability. 4Q11 mobile games gross margin was 38%.

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Internet Game Gross Profit

Internet game gross profit in 4Q11 was US$ 6.85 mn, a 61% increase from 3Q11 and a 43% increase from the same period last year. 4Q11 Internet game gross margin was 52%.

Operating Expenses

	For the Three Months Ended December 31, 2010 (US$ in thousands)	For the Three Months Ended September 30, 2011 (US$ in thousands)	For the Three Months Ended December 31, 2011 (US$ in thousands)
Product development	$4,771	$3,960	$3,899
Sales and marketing	4,125	5,074	5,636
General and administrative	2,134	2,943	2,738
Impairment loss on intangible assets	2,998	4	-
Impairment loss on goodwill	5,731	20,255	-
Total operating expenses	$19,759	$32,236	$12,273

Total operating expenses in 4Q11 were US$ 12.27 mn. Total operating expenses in 3Q11 included a US$ 20.26 mn impairment loss on goodwill and intangible assets. Excluding this impairment loss, total operating expenses increased 2% in 4Q11 compared to US$ 11.98 mn in 3Q11.

Product development expenses in 4Q11 were US$ 3.90 mn compared to US$ 3.96 mn in 3Q11 or a 2% decrease.

Sales and marketing expenses in 4Q11 were US$ 5.64 mn compared to US$ 5.07 mn in 3Q11 and US$ 4.13 mn in the same period last year. The increase in sales and marketing was driven by activities related to the marketing of WoT and we expect to see increases in our marketing activities for WoT and our other new Net games, including Kung Fu Hero, in the coming quarters.

General and administrative (“G&A”) expenses in 4Q11 were US$ 2.74 mn compared to US$ 2.94 mn in 3Q11. We expect G&A expenses to be maintained at the 2nd half 2011 levels in the coming periods.

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The Company’s total headcount remained relatively stable in 4Q11 at 961 compared to 1,011 at the end of 3Q11.

Operating Profit/(Loss)

Operating profit for 4Q11 was US$ 4.72 mn compared to operating loss US$ 18.22 mn in 3Q11, mainly due to the US$ 20.26 mn impairment loss on goodwill and intangible assets in 3Q11. If excluding the impairment loss on goodwill and intangible assets in 3Q11, operating profit would have been US$ 2.04 mn in 3Q11.

Earnings

Net income and Non-GAAP net income in 4Q11 were US$5.67 mn and US$7.47 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.14 and US$ 0.18 in 4Q11, respectively.

Total ADS on a diluted basis outstanding during 4Q11 were 41.58 mn, compared to 41.18 mn outstanding during 3Q11.

For the purpose of earnings per share calculation	Number during three months ended September 30, 2011	Number during three months ended December 31, 2011
ADS (in mns)	41.18	41.08
Add: Dilution impact from options and nonvested shares	-	0.50
Convertible senior notes issued to Nokia Growth Partners ("NGP")	-	-
ADS on diluted basis	41.18	41.58

Note 1: The option, warrant, non-vested shares and convertible senior note outstanding were excluded from the computation of diluted net loss per share for three months ended September 30, 2011 because their effect would be anti-dilutive.

Balance Sheet

As of December 31, 2011, the Company had $154.6 mn in cash and cash equivalents, short term investments and trading securities or US$ 3.76 per basic ADS in cash and cash equivalents, short term investments and trading securities compared to US$ 143.7 mn at the end of 3Q11. Cash and cash equivalents exclude US$ 22.19 mn loans to a third party.

Stock Repurchase Program:

The Company began to repurchase its ADSs in the open market on September 30, 2011. As of January 31, 2012, 803k ADSs, representing 32.13 mn ordinary shares of the Company, were repurchased at an average price of $4.4309 per ADS.

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Business Outlook (For the 3-month period ending March 31, 2012):

The Company expects total revenues for 1Q12 to be within the range of US$ 41.5 mn to US$ 42.5 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 19 mn, mobile game revenues of US$ 4.5 mn and Net Game revenues of US$ 18.5 mn.

The Company expects total gross profit to be within the range of US$ 17 mn to US$ 18 mn, total operating profit to be US$ 4.5 mn to US$ 5.5 mn, net profit to be US$ 4.5 mn to US$ 5.5 mn, and Non-GAAP net profit is expected to be US$ 6.5 mn to US$ 7.5 mn.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on February 22nd 2012 (19:30 pm Eastern time and 16:30 pm Pacific time on February 21st, 2011). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation

Condensed Consolidated Statements of Operations

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended December 31, 2010	For the Three Months Ended September 30, 2011	For the Three Months Ended December 31, 2011

Revenues	$36,009	$38,978	$39,285
Sales tax	896	941	1,062
Cost of revenues	19,157	24,024	21,553
Gross profit	15,956	14,013	16,670
Operating expenses
Product development	4,771	3,960	3,899
Sales and marketing	4,125	5,074	5,636
General and administrative	2,134	2,943	2,738
Impairment loss on intangible assets	2,998	4	-
Impairment loss on goodwill	5,731	20,255	-
Total operating expenses	19,759	32,236	12,273
Change in fair value of contingent consideration for business acquisition	10,894	-	-
Government subsidy	338	-	319

Operating income (loss)	7,429	(18,223)	4,716
Interest income	779	987	1,338
Interest expense on convertible note	277	88	88
Impairment loss on cost method investment	1,510	-	-
Investment income	265	469	486
Income (loss) before tax expense	6,686	(16,855)	6,452
Income tax expense	1,671	402	784
Net income (loss)	$5,015	$(17,257)	$5,668

Basic earnings (loss) per ADS	$0.13	$(0.42)	$0.14
Diluted earnings (loss)per ADS	$0.13	$(0.42)	$0.14
Weighted average ADS outstanding (million)	37.31	41.18	41.08
Weighted average ADS used in diluted EPS calculation (million)	39.08	41.18	41.58

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KongZhong Corporation

Condensed Consolidated Statements of Income

(US$ thousands, except per share and share data)

(Unaudited)

	For the Twelve Months Ended December 31, 2010	For the Twelve Months Ended December 31, 2011
Revenues	$149,583	$160,008
Sales tax	3,209	3,828
Cost of revenues	80,238	91,930
Gross profit	66,136	64,250
Operating expenses
Product development	23,965	15,417
Sales and marketing	18,975	20,892
General and administrative	10,482	11,582
Impairment loss on intangible assets	2,998	4
Impairment loss on goodwill	5,731	20,255
Total operating expenses	62,151	68,150
Change in fair value of contingent consideration for business acquisition	10,894	(3,729)
Government subsidy	338	319
Operating income (loss)	15,217	(7,310)
Interest income	2,343	3,569
Interest expense on convertible notes	1,060	488
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567
Impairment loss on cost method investment	1,510	-
Investment income	883	1,279
Net income (loss) before income taxes	15,873	(4,517)
Income tax expense	3,950	3,138
Net income (loss)	$11,923	$(7,655)

Basic earnings (loss) per ADS	$0.33	$(0.19)
Diluted earnings (loss) per ADS	$0.31	$(0.19)
Weighted average ADS outstanding (million)	36.67	40.18
Weighted average ADS used in diluted EPS calculation (million)	38.70	40.18

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2011
Cash Flows From Operating Activities
Net Income (loss)	$11,923	$(7,655)
Adjustments to reconcile net income (loss)to net cash provided by operating activities Depreciation and amortization	7,691	4,443
(Gain)/loss on disposal of property and equipment	5	(37)
Provision of bad debt	46	222
Investment impairment loss	1,510	-
Goodwill and intangible assets impairment loss	8,729	20,259
Change in fair value of contingent consideration for business acquisition	(10,894)	3,729
Share-based compensation	5,000	4,580
Amortization of the debt discount	585	295
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567
Changes in operating assets and liabilities	1,418	6,031
Net Cash Provided by Operating Activities	26,013	33,434

Cash Flows From Investing Activities
Acquisition of subsidiaries	(8,604)	-
Purchase of property and equipment	(1,718)	(1,890)
Loans to third party	-	(21,228)
Short term investments	-	(17,204)
Proceeds from disposal of property and equipment	7	37
Net Cash Used in Investing Activities	(10,315)	(40,285)

Cash Flows From Financing Activities
Proceeds from exercise of share options	387	302
Deferred payments for acquisition of subsidiaries	(1,163)	(14,578)
Stock repurchase	-	(2,749)
Prepayment for convertible senior note	-	(9,310)
Net Cash Used in Financing Activities	(776)	(26,335)

Effect of foreign exchange rate changes	2,959	5,527

Net increase (decrease) in Cash and Cash Equivalents	17,881	($27,659)
Cash and Cash Equivalents, Beginning of Period	$139,290	$157,171
Cash and Cash Equivalents, End of Period	$157,171	$129,512

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	December 31, 2010	September 30, 2011	December 31, 2011

Cash and cash equivalents	$157,171	$143,113	$129,512
Short term investments	-	-	17,299
Trading securities	20	627	7,754
Loans to third party	-	21,986	22,187
Accounts receivable (net)	21,794	24,172	19,903
Other current assets	5,979	3,940	4,147
Total current assets	184,964	193,838	200,802

Rental deposits	584	503	511
Intangible assets (net)	4,452	2,858	2,348
Property and equipment (net)	3,739	4,001	3,620
Goodwill	87,706	71,798	72,967
Total assets	$281,445	$272,998	$280,248

Accounts payable(including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $9,871, $15,409 and $15,344 as of December 31, 2010, September 30,2011 and December 31, 2011, respectively)	$9,910	$15,582	$15,347
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $565, $2,129 and $2,796 as of December 31, 2010, September 30,2011 and December 31, 2011, respectively)	2,550	3,520	4,044
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $8,214, $8,704 and $7,628 as of December 31, 2010, September 30,2011 and December 31, 2011, respectively)	51,015	13,378	13,134
Total current liabilities	63,475	32,480	32,525

Convertible note	3,553	1,185	1,273
Non-current deferred tax liability(including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $477, $281 and $272 as of December 31, 2010, September 30,2011 and December 31, 2011, respectively)	477	281	272
Total liabilities	$67,505	$33,946	$34,070

Shareholders’ equity	213,940	239,052	246,178
Total liabilities and shareholders’ equity	$281,445	$272,998	$280,248

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note and provision for impairment of goodwill and intangible assets, change of contingent payable and investment impairment loss, as well as is adjusted for the dilution impact on ADS numbers of the options, nonvested shares and convertible note.

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Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended December 31, 2010 (US$ in thousands)	For the Three Months Ended September 30, 2011 (US$ in thousands)	For the Three Months Ended December 31, 2011 (US$ in thousands)
GAAP net income (loss)	$5,015	$(17,257)	$5,668
Share-based compensation	1,299	1,097	1,174
Interest expense on convertible note	277	88	88
Amortization of intangibles	1,330	532	537
Impairment loss on intangible assets	2,998	4	-
Impairment loss on goodwill	5,731	20,255	-
Change of contingent payable	(10,894)	-	-
Investment impairment loss	1,510	-	-
Non-GAAP net income	$7,266	$4,719	$7,467

Weighted average ADS used in diluted	40.98	42.14	42.15
Non-GAAP diluted net income per ADS (Note 1)	$0.18	$0.11	$0.18

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to options, nonvested shares and convertible note issued to Nokia Growth Partners.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have also offered news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

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Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	YuanLiu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

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